Exhibit 23.1

Deloitte & Touche LLP 2901 North Central Avenue Suite 1200 Phoenix, AZ 85012-2799 USA Tel: +1 602 234 5100 Fax: +1 602 234 5186 www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-231095 of our report dated April 29, 2019, relating to the consolidated financial statements of Chewy, Inc. and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and includes an emphasis of a matter paragraph referring to the Company reflecting no change in basis and no pushdown accounting in connection with the PetSmart Acquisition, and referring to expense allocations for certain limited corporate functions) appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona May 17, 2019